Exhibit 99.1

Nano Labs Announces Resignation of Director

HONG KONG, August 31, 2026 (GLOBE NEWSWIRE) -- Nano Labs Ltd (Nasdaq: NA) (“we,” the “Company” or “Nano Labs”), a leading Web 3.0 infrastructure provider and crypto treasury company, today announced Mr. Nan Hu has tendered his resignation as a director of the Company, effective August 31, 2026.

During his tenure, Mr. Hu contributed to the oversight and strategic development of the Company. The board of directors of the Company expresses its sincere appreciation to Mr. Hu for his service and contributions to the Company and wishes his continued success in his future endeavors.

Mr. Hu’s resignation is not expected to affect the Company’s ongoing operations or the implementation of its existing business strategies. The Company remains focused on advancing its strategic priorities and maintaining effective corporate governance practices.

Dr. Jianping Kong, Chairman and Chief Executive Officer of Nano Labs, commented, “On behalf of the board of directors and the management team, I would like to express our sincere appreciation to Mr. Hu for his service and contributions to Nano Labs. We wish his every success in her future endeavors. Nano Labs remains committed to executing its strategic plans and creating sustainable, long-term value for its shareholders.”.

About Nano Labs Ltd

Nano Labs Ltd is a leading Web 3.0 infrastructure provider and crypto treasury company. Nano Labs has actively positioned itself in the crypto assets space, adopting BNB as its primary reserve asset. It has reserved in mainstream cryptocurrencies BNB, and committed to the product iPollo ClawPC A1 Mini, designed to support the OpenClaw AI Agent system and a broad range of applications, including gaming and entertainment, professional content creation, and intelligent office scenarios. For more information, please visit the Company’s website at: ir.nano.cn.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s plan to appeal the Staff’s determination, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

Nano Labs Ltd

Email: ir@nano.cn

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com